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# ANNUAL AUDITED REPORT
## FORM X-17A-5
### PART III

SEC
Mail Processing
Section

FEB 27 2018

Washington DC

| SEC FILE NUMBER |
|---|
| 8-25547 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                                     MM/DD/YY                             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Trust Company of America Securities

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2963 Gulf To Bay Blvd., #330

(No. and Street)

| Clearwater | Fl | 33759 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAS Partner, CPA

(Name – *if individual, state last, first, middle name*)

| 15800 Pines Blvd, #3002 | Pembroke Pines | Fl | 33027 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, __Jed Bandes__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Mutual Trust Company of America Securities__ , as
of __December, 31__ , 20 __2017__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

(SEC Identification No. 8-25547)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

# MUTUAL TRUST COMPANY OF AMERICA SECURITIES

## TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

PARTNERS
Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mutual Trust Company of America Securities

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities as of December 31, 2017, the related statements of operation, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Trust Company of America Securities as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Mutual Trust Company of America Securities' management. Our responsibility is to express an opinion on Mutual Trust Company of America Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Trust Company of America Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The Schedule I - Computation of Net Capital Requirements under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation of determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III - Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission and Schedule IV - Schedule of segregation requirements and funds in segregation for customer's regulated commodity futures has been subjected to audit procedures performed in conjunction with the audit of Mutual Trust Company of America Securities' financial statements. The supplemental information is the responsibility of Mutual Trust Company of America Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital Requirements under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation of determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III - Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission and Schedule IV - Schedule of segregation requirements and funds in segregation for customer's regulated commodity futures is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAS Partners uc

We have served as Mutual Trust Company of America Securities' auditor since 2016

Pembroke Pines, Florida

February 22, 2018

# MUTUAL TRUST COMPANY OF AMERICA SECURITIES
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2017

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,184,510 |
| Deposits with clearing organizations and others | | 733,670 |
| Accounts receivable | | 6,401 |
| Prepaid expenses | | 18,392 |
| Deposits | | 108,470 |
| **Total assets** | **$** | **2,051,443** |

**Liabilities and Members' equity**

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable | $ | 31,959 |
| **Total liabilities** | | 31,959 |

**Members' equity**

| | |
|---|---:|
| Common stock, $1 par value, | |
| 1,000 shares authorized, issued and outstanding | 1,000 |
| Paid in capital | 177,733 |
| Retained earnings | 1,840,751 |
| **Total members' equity** | 2,019,484 |
| **Total liabilities and net assets** | **$ 2,051,443** |

**The accompanying notes are an integral part of these financial statements.**

# MUTUAL TRUST COMPANY OF AMERICA SECURITIES
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---:|
| **Revenues** | | |
| Commissions | $ | 4,751,831 |
| Gain/Loss on sale of trades | | 1,680 |
| Interest income | | 2,237 |
| **Total revenues** | | **4,755,748** |
| | | |
| **Expenses:** | | |
| Commissions expense | | 3,959,258 |
| Management fee | | 600,000 |
| Clearing fees | | 63,200 |
| General and administrative | | 85,168 |
| Broker fees | | 18,277 |
| **Total expenses** | | **4,725,903** |
| **Net Income** | $ | **29,845** |

**MUTUAL TRUST COMPANY OF AMERICA SECURITIES**
**STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| Subordinated borrowings at January 1,2017 | $ | - |
| Changes during the period | | - |
| Subordinated borrowings at December 31, 2017 | $ | - |

|  | Common Stock | | Paid in Capital | Retained Earnings | Total Members' Equity |
|---|---|---|---|---|---|
|  | Shares | Amount |  |  |  |
| Balance at December 31, 2016 | 1,000 | $ 1,000 | $ 177,733 | $ 1,910,906 | $ 2,089,639 |
| Net Income |  |  |  | 29,845 | 29,845 |
| Distributions |  |  |  | (100,000) | (100,000) |
| Balance at December 31, 2017 | 1,000 | $ 1,000 | $ 177,733 | $ 1,840,751 | $ 2,019,484 |

The accompanying notes are an integral part of these financial statements.

| | | |
|---|---|---:|
| **Operating activities:** | | |
| Net income | $ | 29,845 |
| Adjustments to reconcile change in net assets to net cash provided by operating activities: | | |
| (increase) decrease in operating assets: | | |
| Accounts receivable | | 17,244 |
| Prepaid expenses | | 2,638 |
| Deposit with clearing organizations | | 90,284 |
| Deposit | | (102) |
| Accounts payable | | (430) |
| **Net cash provided by operating activities** | | 139,479 |
| | | |
| **Cash Flows from Financing Activities:** | | |
| Distributions to shareholder | | (100,000) |
| **Net cash used in Financing activities** | | (100,000) |
| | | |
| Increase in cash and cash equivalents | | 39,479 |
| Cash and cash equivalents at the beginning of year | | 1,145,031 |
| Cash and cash equivalents at end of year | | **1,184,510** |

## NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Mutual Trust Company of America Securities (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida on June 23, 1980. The Company is a broker/dealer registered with the Securities and Exchange Commission and engaged in the business of selling securities including stock, bonds and other marketable securities.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of presentation** – The accompanying financial statements of the Organization have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

**Use of estimates** – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from estimates.

**Fair value of financial instruments** – The Company uses a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, commissions receivable and commissions payable at December 31, 2017 approximates their respective value in these financial statements due to their relatively short holding periods.

**Cash and cash equivalents** – The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains cash balances in insured financial institutions. Cash account balances may exceed amounts insured by the Federal Deposit Insurance Corporation at any given time. At December 31, 2017, cash deposits exceed federally insured limits by approximately $825,000. The deposits with clearing firms are maintained at a highly capitalized, national clearing firm that is also regulated by FINRA. The Company believes this concentration of credit risk is mitigated by the overall financial strength of the clearing firm. At December 31, 2017, deposit held with clearing firms was $733,670.

**Impairment of long-lived assets** – Long-lived assets are reviewed for possible impairment on an annual basis or whenever adverse events or circumstances indicate the carrying value of an asset may not be recoverable. Where indications of impairment are identified, management determines whether impairments are present by comparing carrying amounts to the undiscounted future cash flows at the lowest discernible level. Impairment charges, if present, are calculated upon discounted cash flows or fair value, whichever is more readily available.

**Revenue recognition** – The Company generates revenue in the form of commissions earned on security sales. Revenue is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset. Sales of securities and bonds are recorded upon order confirmations and the resulting gain or loss is realized in the period the transaction is completed. Unrealized gains and losses are recorded on a market basis compared to cost basis.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Expense recognition** – Expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is recorded as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

**Income taxes** – The Company has elected under Subchapter S of the Internal Revenue Code to be treated as a disregarded entity for purposes of income taxation. As a disregarded entity, all elements of income and expense of the Company are allocated to the Owner and reported on his individual income tax return. Accordingly, there is no provision for income taxes in these financial statements. The Company is open to review generally three years after the filing date of the return.

**Recent Pronouncements** - The Financial Accounting Standards Board and other entities have issued new or modifications to, or interpretations of, existing accounting guidance during 2017. Management has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any will have a material impact on the Company's reported financial position or operations in the near term.

In May 2014, ASU No. 2014-09, "*Revenue from Contracts with Customers*" ("ASU 2014-09") was issued. The amendments in ASU 2014-09 affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in ASC 605, "*Revenue Recognition*," and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 is effective for annual reporting periods after December 15, 2017 including interim periods within that reporting period.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Recent Pronouncements (Continued)**

Our company will adopt this new standard effective for the calendar year 2018. The Company will disclose qualitative and quantitative information on all of the following in regard to our contract with a customer.

a. Revenue recognized from contracts with customers.
b. Any impairment losses recognized on any receivables or contract assets arising from the firm's contracts with customers.
c. The opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers.
d. Revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period.
e. Revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods.
f. Significant changes in the contract asset or liability balances during the reporting period.
g. Performance obligation in contracts with customers

At this time, it is not known nor can it be reasonably estimated what the impact of this standard's adoption will have on our Company. Management believes the effect on our current accounting policies will be immaterial as our current accounting for revenue from our customer contracts does not materially differ from the new standard..

**NOTE 3 - FAIR VALUE MEASUREMENTS**

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell as asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measure date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date.

NOTE 3- FAIR VALUE MEASUREMENTS (Continued)

The three hierarchy levels are defined as follows:

*Level 1* – Valuations based on unadjusted quoted market prices in active markets for identical securities.

*Level 2* – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

*Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

When available the Company measures fair value using level I inputs because they generally provide the most reliable evidence of fair value.

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company does not own or lease property or lease office space. The Company shares office space with several non-affiliated entities under a verbal cost sharing agreement. In exchange for office space, the services of the Owner's assistant and certain other office expenses are exchanged for certain clearing fees and commissions. Under the agreement, no revenue or expenses have been recognized for the shared services.

The Company does not have employment contracts with its key employees, including the controlling member who is an officer of the Company. The Company pays a management fee to an affiliated entity for the services of its President. Management fees of $600,000 were paid in 2017 for these services. The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

## NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017 we had net capital of $2,001,092 which was $1,901,092 in excess of the required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.0160 to 1 or 1.60% at December 31, 2017.

## NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties d not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty, or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

## NOTE 7 – COMMITMENTS AND CONTINGENCIES

### COMMITMENTS

The Company does not own or lease property or lease office space, therefore there were no commitments necessary for disclosure.

### LITIGATION

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The Company was not involved in any litigation at the time of the audit completion.

## NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 22, 2018, the date the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

# MUTUAL TRUST COMPANY OF AMERICA SECURITIES
## SCHEDULE I
## COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2017

### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---:|
| Total members' equity | $ | 2,019,484 |
| | | |
| Non-allowable assets | | (18,392) |
| Tentative net capital | | 2,001,092 |
| haircut on inventory | | - |
| Other deductions | | - |
| | | |
| Net capital | | 2,001,092 |
| Minimum net capital | | 100,000 |
| Excess net capital | $ | **1,901,092** |

### AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:

| | | |
|---|---|---:|
| Aggregate indebtedness | $ | 31,959 |
| | | |
| Net capital | $ | 2,001,092 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 1.60% |

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

# MUTUAL TRUST COMPANY OF AMERICA SECURITIES
## SCHEDULE II
## COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3
## OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
## DECEMBER 31, 2017

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

**MUTUAL TRUST COMPANY OF AMERICA SECURITIES**
**SCHEDULE III**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER**
**15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF**
**DECEMBER 31, 2017**


The Company is claiming an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii).

The Company is claiming an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii).



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

PARTNERS
Certified Public Accountants

Board of Directors of

Mutual Trust Company of America Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Mutual Trust Company of America Securities and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) of Mutual Trust Company of America Securities for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Mutual Trust Company of America Securities' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). Mutual Trust Company of America Securities' management is responsible for Mutual Trust Company of America Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7B for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7B. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAS Partners LLC

Pembroke Pines, Florida

February 22, 2018

| SIPC-7 | SECURITIES INVESTOR PROTECTION CORPORATION | SIPC-7 |
|---|---|---|

**SIPC-7**
(35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
11*11*****2089********************MIXED AADC 220
25547   FINRA   DEC
MUTUAL TRUST COMPANY OF AMERICA
2963 GULF TO BAY BLVD STE 330
CLEARWATER, FL 33759-4255
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2)      $ _1398.11_

   B. Less payment made with SIPC-6 filed (**exclude interest**)      ( _1562.75_ )

   _____ Date Paid

   C. Less prior overpayment applied      ( _164.64_ )

   D. Assessment balance due or (overpayment)      _N/A_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum      _____

   F. Total assessment balance and interest due (or overpayment carried forward)      $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)      $_____

   H. Overpayment carried forward      $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Trust Company of America Securit
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _21_ day of _February_, 20_18_.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked      Received        Reviewed

Calculations _____       Documentation _____       Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)                                $ 4,751,831

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.                                        0

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

  Total additions                                                              4,751,831

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.                    3,752,639

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.                                                   63,200

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.                                  3,916

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

                                                                              3,819,755

  _____
  (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.                               $_____

  (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).                   $_____

  Enter the greater of line (i) or (ii)                                            4,751,831

  Total deductions                                                            3,819,755

2d. SIPC Net Operating Revenues                                            $ 932,076

2e. General Assessment @ .0015                                            $ 1398.11
                                                                  (to page 1, line 2.A.)

2

 PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mutual Trust Company of America Securities,

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mutual Trust Company of America Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Trust Company of America Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (K)(2)(ii) (the "exemption provisions") and (2) Mutual Trust Company of America Securities stated that Mutual Trust Company of America Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Trust Company of America Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Trust Company of America Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (K)(2)(ii) (the "exemption provisions") of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAS Partners LLC

Pembroke Pines, Florida

February 22, 2018



# mutual trust company
## of america securities

MUTUAL TRUST COMPANY OF AMERICA SECUITIES EXEMPTION REPORT

Mutual Trust Company of America Securities claims an exemption from 240.15c3-3(k) during the fiscal year 2017. The claim exemption is 15c3-3(k)(2)(ii).

Mutual Trust Company of America Securities claims an exemption from 240.15c3-3(k)(2)(ii) for the Fiscal Year 2017. Mutual Trust Company of America Securities met the provision throughout the year without exception.

Jed E Bandes

President